UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Fortress International Group, Inc.
(formerly Fortress America Acquisition Corporation)
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

       34957J 10 0
(CUSIP Number)

C. Thomas McMillen
4100 North Fairfax Drive, Suite 1150
Arlington, Virginia 22203-1664
Telephone: (703) 528-7073
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

with a copy to:

Squire, Sanders & Dempsey L.L.P.
8000 Towers Crescent Drive, 14th floor
Tysons Corner, VA 22182
Attention: James J. Maiwurm
Telephone: (703) 720-7890

January 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 34957J 10 0

1	NAMES OF REPORTING PERSONS: C. Thomas McMillen

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0

	8	SHARED VOTING POWER:
575,000 (1)

	9	SOLE DISPOSITIVE POWER:
0

	10	SHARED DISPOSITIVE POWER:
575,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
575,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
IN

(1)	Includes 575,000 shares held by Washington Capital Advisors, LLC, of which Mr. McMillen is the principal officer and equity owner.

CUSIP No. 34957J 10 0

1	NAMES OF REPORTING PERSONS: Washington Capital Advisors, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0

	8	SHARED VOTING POWER:
575,000

	9	SOLE DISPOSITIVE POWER:
0

	10	SHARED DISPOSITIVE POWER:
575,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
575,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
PN

Item 1.   Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Fortress International Group, Inc., a Delaware corporation formerly known as Fortress America Acquisition Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9841 Broken Land Parkway, Columbia, Maryland 21046.

Item 2.   Identity and Background.

This Schedule 13D is filed on behalf of each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

C. Thomas McMillen (“Mr. McMillen”); and

Washington Capital Advisors, LLC (“Washington Capital”).

Mr. McMillen and Washington Capital are together referred to herein as the “Reporting Persons”. The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

This Schedule 13D relates to 575,000 shares of Common Stock (the “Shares”) held by Washington Capital, of which Mr. McMillen is the principal executive officer and equity owner.

Mr. McMillen serves as a director and Vice Chairman of the Issuer. Washington Capital has entered into a consulting agreement with the Issuer pursuant to which Washington Capital will provide advisory services for a three year period ending January 19, 2010.

The business address of each Reporting Person is 4100 North Fairfax Drive, Suite 1150, Arlington, Virginia 22203-1664.

During the past five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Mr. McMillen is a citizen of a United States. Washington Capital is a Delaware limited liability company.

Item 3.   Source and Amount of Funds or Other Consideration.

On March 9, 2005, in connection with the Issuer’s organization, Washington Capital purchased 575,000 shares of Common Stock. The average price per share of the shares purchased was approximately $0.014. Such purchase was made with working capital of Washington Capital.

Item 4.   Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of Common Stock or warrants to purchase shares of Common Stock. Each Reporting Person reserves the right to, and may in the future choose to, change his or its purpose with respect to his or its investment and take such actions as he or it deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock or warrants which he or it now owns or may hereafter acquire.

At the date of this statement, neither Reporting Person, except as set forth in this statement and consistent with the Mr. McMillen’s position with the Issuer and Washington Capital’s consulting agreement with the Issuer, has no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

All of the percentages calculated in this statement take into account 2,602,813 shares issued in connection with Issuer’s acquisition (the “Acquisition”) of VTC, L.L.C. and Vortech, LLC (together, “TSS/Vortech”) from Thomas P. Rosato and Gerard J. Gallagher and certain other selling members and the conversion of approximately 756,500 shares of Common Stock into cash in connection with the vote on the acquisition of TSS/Vortech, resulting in approximately 11,396,314 outstanding shares of Common Stock (not including any shares issuable upon the exercise of warrants to purchase shares of Common Stock). This number of outstanding shares does not include the 574,000 shares to be issued to employees of TSS/Vortech in connection with the acquisition of TSS/Vortech.

In the aggregate and without duplication, as of the date of this statement, the Reporting Persons may be deemed to be the beneficial owner of an aggregate of 575,000 shares of Common Stock, which represents approximately 5.0% of the Common Stock outstanding as of the date of this statement. Washington Capital is the record owner of the Shares. However, Mr. McMillen has all of the voting and dispositive over securities held by Washington Capital. Accordingly, Washington Capital disclaims any beneficial ownership.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Escrow of Founders’ Shares. Prior to the Issuer’s initial public offering, the Issuer issued 1,750,000 shares to its founding stockholders. All of the shares issued to the Issuer’s founding stockholders prior to the Issuer’s initial public offering (including an aggregate of 575,000 shares owned by Washington Capital) remain in escrow with Continental Stock Transfer & Trust Company, as escrow agent, pursuant to an escrow agreement that expires on July 13, 2008. During the escrow period, these shares cannot be sold, but the founding stockholders will retain all other rights as stockholders, including, without limitation, the right to vote their shares of Common Stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of Common Stock, such dividends will also be placed in escrow.

Registration Rights Agreement. Washington Capital and the Issuer, Harvey L. Weiss, David J. Mitchell, Asa Hutchinson, Donald L. Nickles, Paladin Homeland Security Fund, L.P., Paladin Homeland Security Fund (NY City), L.P., Paladin Homeland Security Fund (CA), L.P. and Paladin Homeland security Fund (Cayman Islands), L.P. are parties to a registration rights agreement with the Issuer pursuant to which the holders of the majority of such stockholders’ shares purchased prior to the Issuer’s initial public offering will be entitled to make up to two demands that the Issuer register such shares. The holders of a majority of such shares may elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow, July 13, 2008. In addition, these stockholders have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these shares of Common Stock are released from escrow. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Voting Agreement. On January 19, 2007, at the closing of the Acquisition, the Issuer and, as stockholders, Gerard J. Gallagher, Thomas P. Rosato, Harvey L. Weiss and Mr. McMillen entered into a Voting Agreement (the “Voting Agreement”). The Voting Agreement terminates immediately following the re-election of directors at the Issuer’s 2008 annual meeting.

In the Voting Agreement, the stockholders party thereto agree to vote their shares in favor of the following with respect to the election of directors:

•
Gerard J. Gallagher and Thomas P. Rosato have the right to propose the nomination of four nominees to the Issuer’s board of directors, two of whom must constitute “independent directors” within the meaning of NASDAQ rules, provided that at least one such “independent director” is approved by members of the board of directors that are not so nominated by Gerard J. Gallagher and Thomas P. Rosato; and

•
the members of the board of directors who are not nominated by Gerard J. Gallagher and Thomas P. Rosato have the right to designate five members of the board of directors, three of whom must constitute “independent directors” within the meaning of NASDAQ rules, provided that at least one such “independent director” must be approved by Gerard J. Gallagher and Thomas P. Rosato.

In the Voting Agreement, each stockholder party thereto has agreed to vote his shares to elect the following individuals to the Issuer’s board of directors: Gerard J. Gallagher; C. Thomas McMillen; David J. Mitchell; Donald L. Nickles; Thomas P. Rosato; and Harvey L. Weiss. While any director may be removed from the board of directors in the manner allowed by law and the Issuer’s governing documents, each of Gerard J. Gallagher and Thomas P. Rosato and the members of the board not nominated by Gerard J. Gallagher and Thomas P. Rosato have agreed not to vote their shares for the removal of the other group’s designees absent written approval of such group.

In the Voting Agreement, Gerard J. Gallagher, Thomas P. Rosato, Harvey L. Weiss and Mr. McMillen agree to vote their shares, to the extent applicable, in favor of electing the following individuals to the following offices:

Harvey L. Weiss	Chairman of the Board of Directors
C. Thomas McMillen	Vice Chairman of the Board of Directors
Thomas P. Rosato	Chief Executive Officer
Gerard J. Gallagher	President/Chief Operating Officer

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1. Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-123504), and incorporated herein by reference)

Exhibit 99.2 Voting Agreement dated January 19, 2007 by Fortress America Acquisition Corporation, Thomas P. Rosato, Gerard J. Gallagher, C. Thomas McMillen and Harvey L. Weiss (included as Exhibit 10.11 to the Current report on Form 8-K of the Issuer dated January 19, 2007 and incorporated herein by reference)

Exhibit 99.3 Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2007

C. THOMAS MCMILLEN

	By:	/s/ C. Thomas McMillen
Name: C. Thomas McMillen

WASHINGTON CAPITAL ADVISORS, LLC.

By:	/s/ C. Thomas McMillen

Name: C. Thomas McMillen Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1
Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-123504), and incorporated herein by reference)

99.2
Voting Agreement dated January 19, 2007 by Fortress America Acquisition Corporation, Thomas P. Rosato, Gerard J. Gallagher, C. Thomas McMillen and Harvey L. Weiss (included as Exhibit 10.11 to the Current report on Form 8-K of the Issuer dated January 19, 2007 and incorporated herein by reference)

99.3	Joint Filing Agreement